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Exhibit (a)(1)

1901 North Roselle Road
Schaumburg, Illinois 60195

October 28, 2009

Dear Stockholder:

        We are pleased to inform you that on October 18, 2009, iPCS, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sprint Nextel Corporation ("Parent") and Ireland Acquisition Corporation, a wholly-owned subsidiary of Parent (the "Purchaser").

        Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company's common stock at a purchase price of $24.00 per share, in cash without interest and less any applicable withholding taxes. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 25, 2009, unless extended in accordance with the terms of the Merger Agreement. If completed, the tender offer will be followed by the merger of the Purchaser with and into the Company, with the Company continuing as the surviving corporation in the merger as a wholly-owned subsidiary of Parent. At the effective time of the merger, all shares of the Company's common stock, other than shares owned by Parent, the Purchaser or the Company, and other than shares for which appraisal rights have been perfected under Delaware law, will be converted into the right to receive $24.00 per share, in cash without interest and less any applicable withholding taxes.

        The board of directors of the Company has unanimously (i) determined that the Merger Agreement and the other transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of the Company's stockholders, (ii) approved, authorized and declared advisable the Merger Agreement and approved and authorized the merger and the other transactions contemplated by the Merger Agreement and (iii) resolved to recommend that the Company's stockholders accept the tender offer, tender their shares pursuant to the tender offer and, to the extent applicable, adopt the Merger Agreement. Accordingly, the board of directors of the Company unanimously recommends that the Company's stockholders accept the tender offer, tender their shares pursuant to the tender offer and, to the extent applicable, adopt the Merger Agreement.

        In arriving at its recommendation, the board of directors of the Company considered a number of factors. Those factors are discussed in the enclosed solicitation/recommendation statement on Schedule 14D-9. Also enclosed are the Purchaser's offer to purchase, a letter of transmittal with instructions as to how to tender your shares in the tender offer and other related documents setting forth the terms and conditions of the tender offer. We urge you to carefully read the enclosed solicitation/recommendation statement on Schedule 14D-9 and related materials in their entirety.

Very truly yours,

Timothy M. Yager President and Chief Executive Officer

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  Exhibit (a)(1)